news release

For Immediate Release

Encana reaches agreement to sell its Haynesville natural gas assets

Calgary, Alberta (August 25, 2015) TSX, NYSE: ECA

Encana Corporation (Encana) (TSX, NYSE: ECA) announced today that its wholly-owned subsidiary, Encana Oil & Gas (USA) Inc., has reached an agreement to sell its Haynesville natural gas assets, located in northern Louisiana, to GEP Haynesville, LLC (GeoSouthern), a joint venture formed by GeoSouthern Haynesville, LP and funds managed by GSO Capital Partners LP.

Total cash consideration to Encana under the transaction is US$850 million. In addition, through the transfer of current and future obligations, Encana will reduce its gathering and midstream commitments, which will be substantially complete through 2020, by approximately US$480 million on an undiscounted basis. Further, Encana will transport and market GeoSouthern’s Haynesville production on a fee for service basis for the next five years.

Encana will use the total cash consideration to reduce its net debt, further strengthening its balance sheet.

Consistent with its strategy, Encana remains focused on growing high margin production. Over 80 percent of 2015 capital will be invested in the company’s four most strategic assets in the Permian, Eagle Ford, Duvernay and Montney. During the first half of 2015, Encana’s Haynesville assets produced an average 217 mmcf/d, contributed approximately 9 percent to companywide production and less than 2.5 percent to Encana’s first half operating cash flow, excluding hedges.

“This is another step in advancing our strategy. By further focusing our portfolio, we are making Encana more efficient as we proceed through the second half of 2015 and into 2016,” said Doug Suttles, Encana President & CEO. “This transaction delivers significant proceeds that we’ll use to strengthen our balance sheet. In addition, it eliminates our midstream commitments in the Haynesville and captures ongoing revenue upside through a gas marketing arrangement. I’d like to congratulate GeoSouthern on securing a high-quality natural gas asset along with a talented, safety-conscious field staff.”

Encana’s Haynesville natural gas assets include approximately 112,000 net acres of leasehold, plus additional fee mineral lands. Collectively, they represent Encana’s total position in northern Louisiana. Encana operates approximately 300 wells in the area. Estimated year-end 2014 proved reserves were 720 billion cubic feet equivalent (Bcfe) of natural gas.

The sale of Encana’s Haynesville assets is subject to satisfaction of normal closing conditions, as well as regulatory approvals and post-closing adjustments, and is expected to close in the fourth quarter of 2015 with an effective date of January 1, 2015.

Jefferies LLC, Credit Suisse and Gordon Arata McCollam Duplantis & Eagan, LLC advised Encana on the transaction. GeoSouthern was advised by Kirkland & Ellis and Thompson & Knight.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements include, but are not limited to: the expected proceeds and value to Encana and the use of proceeds therefrom; the anticipated benefits to Encana of entering into ancillary marketing arrangements; anticipated capital investment in 2015; the expectation that closing conditions will be satisfied; and the timing of closing.

Readers are cautioned against unduly relying on forward-looking statements. By their nature, these statements involve numerous assumptions, risks and uncertainties which may cause these statements to not occur or results to differ materially from those expressed or implied by these statements. These assumptions include, but are not limited to: the ability to satisfy closing conditions; successful closing of the transaction; customary post-closing adjustments; and the expectation that GeoSouthern will successfully fulfill its obligations under the ancillary gathering, midstream and marketing agreements.

Risks and uncertainties that may affect these business outcomes include, but are not limited to: risks inherent to closing the transaction; post-closing adjustments that may reduce the expected proceeds and value to Encana; counterparty and credit risk; imprecision of reserves estimates; and other risks and uncertainties impacting Encana’s business as described from time to time in Encana’s most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. The forward-looking statements contained in this document are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brian Dutton

Director, Investor Relations

(403) 645-2285

Patti Posadowski

Sr. Advisor, Investor Relations

(403) 645-2252

Media contact: Jay Averill Director, External Communications (403) 645-4747 Doug Hock Manager, Media Relations (720) 876-5096

SOURCE: Encana Corporation

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